                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

        [No Fee Required]

        For the Fiscal Year ended December 31, 2000

                                       Or

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Act of 1934

        [No Fee Required]

        For the transition period from _____________ to ________________


                           Commission File No. 1-13726


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below

            CHESAPEAKE ENERGY CORPORATION SAVINGS AND INCENTIVE STOCK
                                   BONUS PLAN
                            6100 NORTH WESTERN AVENUE
                             OKLAHOMA CITY, OK 73118

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                          CHESAPEAKE ENERGY CORPORATION
                            6100 NORTH WESTERN AVENUE
                             OKLAHOMA CITY, OK 73118

CHESAPEAKE ENERGY
CORPORATION SAVINGS AND
INCENTIVE STOCK BONUS PLAN

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
INDEX

--------------------------------------------------------------------------------


                                                                           Page

Report of Independent Accountants                                           1

Financial Statements:

         Statements of Net Assets Available for Benefits
              As of December 31, 2000 and 1999                              2

         Statements of Changes in Net Assets Available for
             Benefits for the Years Ended
             December 31, 2000 and 1999                                     3

         Notes to Financial Statements                                      4

Supplemental Schedule:

         Schedule of Assets Held for Investment Purposes at
         End of Year, Form 5500, Schedule H, Line 4i,
         December 31, 2000                                                  8

         Schedule of Reportable Transactions, Form 5500,
         Schedule H, Line 4j, for the Year Ended
         December 31, 2000                                                  9

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and the Members of the Oversight Committee of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan

In our opinion the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held For Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of these basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PricewaterhouseCoopers LLP

Tulsa, Oklahoma
July 1, 2001

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------



                                                 December 31,
                                           -------------------------
                                              2000           1999
                                           -----------   -----------

ASSETS

Investments (Note 3)                       $23,481,297   $ 8,143,689
Contributions receivable:
    Employer                                    51,460             -
    Participants                                50,393             -
Cash                                            10,746       154,011
                                           -----------   -----------

Total assets                               $23,593,896   $ 8,297,700
                                           ===========   ===========

LIABILITIES

Accrued liabilities                       $         --   $     1,086
                                           -----------   -----------

Net assets available for benefits          $23,593,896   $ 8,296,614
                                           ===========   ===========





   The accompanying notes are an integral part of these financial statements.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


                                                                       DECEMBER 31,
                                                               -----------------------------
                                                                   2000             1999
                                                               -------------   -------------

Additions to net assets attributed to:
    Investment income:
      Interest and dividends                                   $      73,753   $     100,094
      Income on participants' loans                                   16,744          15,668
      Net appreciation in fair value of investments               12,510,887       1,933,141
                                                               -------------   -------------

      Total investment income                                     12,601,384       2,048,903
                                                               -------------   -------------

    Contributions:
      Employer                                                     1,383,109       1,162,678
      Participants                                                 1,866,900       1,626,821
                                                               -------------   -------------

      Total contributions                                          3,250,009       2,789,499
                                                               -------------   -------------

    Total additions                                               15,851,393       4,838,402
                                                               -------------   -------------

Deductions from net assets attributed to:
    Benefits paid to participants                                    478,499       1,396,360
    Administrative expenses                                           75,612          52,968
                                                               -------------   -------------

    Total deductions                                                 554,111       1,449,328
                                                               -------------   -------------

Net increase                                                      15,297,282       3,389,074
Net assets at beginning of year                                    8,296,614       4,907,540
                                                               -------------   -------------

Net assets at end of year                                      $  23,593,896   $   8,296,614
                                                               -------------   -------------




   The accompanying notes are an integral part of these financial statements.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
FORM 5500, SCHEDULE H, LINE 4i
AT DECEMBER 31, 2000
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         The following is a brief summary of the various provisions of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the "Plan"). Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

         GENERAL - The Plan is a defined contribution plan covering all employees of Chesapeake Energy Corporation and its subsidiaries (the "Company") who have completed six consecutive months of employment and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Approximately 524 employees were actively participating in the Plan as of December 31, 2000.

         CONTRIBUTIONS - Each year, participants may contribute up to 15 percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing rollover distributions from other qualified plans. The Company contributes 100 percent of the first 10 percent of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company's board of directors. Contributions are subject to certain limitations. The Company's matching contribution is used to purchase shares of Chesapeake Energy Corporation Common Stock on the open market.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         VESTING - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is 100 percent vested after seven years of credited service.

         PARTICIPANT NOTES RECEIVABLE - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at the Prime Interest Rate. Principal and interest is paid ratably through semi-monthly payroll deductions.

         PAYMENT OF BENEFITS - Upon termination a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments, annuity payments or have the value rolled over to another qualified plan or IRA.

         AMOUNTS FORFEITED - Forfeited nonvested amounts are used to pay administrative expenses of the Plan or to restore such amounts to re-employed Participants. If there are any amounts forfeited remaining, they will be allocated to other Participants during the last quarter of the year in the same manner as other Company contributions. Forfeited nonvested accounts totaled $219,028 and $227,002 at December 31, 2000 and 1999, respectively.


   The accompanying notes are an integral part of these financial statements.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
FORM 5500, SCHEDULE H, LINE 4i
AT DECEMBER 31, 2000
--------------------------------------------------------------------------------


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

         INVESTMENTS VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value as measured by quoted market prices, except for the guaranteed interest contract which is valued at contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant loans receivable are valued at cost.

         Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         INVESTMENT CONTRACT WITH INSURANCE COMPANY - In 1999, participants could invest in a benefit-responsive contract with Mass Mutual. Mass Mutual maintained the contributions in a pooled separate account. The account was credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. The contract was included in the financial statements at contract value as reported to the Plan by Mass Mutual. Contract value represented contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. In February, 2000, all assets of the Plan held by Mass Mutual and Smith Barney were transferred to Fidelity Investments.

         PAYMENT OF BENEFITS - Benefits are recorded when paid. Benefits related to participants who elected to withdraw from the Plan prior to December 31, 2000, but received distributions subsequent to period end, totaled approximately $73,000.



   The accompanying notes are an integral part of these financial statements.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
FORM 5500, SCHEDULE H, LINE 4i
AT DECEMBER 31, 2000
--------------------------------------------------------------------------------


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

         RISKS AND UNCERTAINTIES - Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits. For example, the quoted market price of Chesapeake Energy Common Stock included in the December 31, 2000 financial statements was $10.13 per share. Subsequently, the quoted market price of the stock decreased to $6.80 per share as of July 1, 2001.

3.       INVESTMENTS

         The following investments were held by the Plan at December 31, 2000 and 1999:



                                                                 DECEMBER 31,
                                                        ------------------------------
                                                            2000             1999
                                                        -------------    -------------

Guaranteed Interest Contract                            $          --    $     627,547*
Core Equity Fund Separate Investment Account                       --        1,860,947*
Small Cap Fund Separate Investment Account                         --          387,615
Intermediate Bond Fund Separate Investment Account                 --          830,671*
International Equity Fund Separate Investment Account              --          888,642*
Participant loans                                             329,077          196,389
Chesapeake Energy Corporation Common Stock                 17,295,431*       3,351,878*
Fidelity Equity Inc.                                          154,533               --
Fidelity Growth Co.                                           326,367               --
Fidelity OTC Port                                             171,209               --
Fidelity Low Pr Stk                                           747,289               --
Fidelity Aggressive Growth                                    290,209               --
Fidelity Divers Intl                                          820,280               --
Fidelity Freedom Income                                         1,307               --
Fidelity Freedom 2000                                          21,449               --
Fidelity Freedom 2010                                         142,861               --
Fidelity Freedom 2020                                         125,177               --
Fidelity Freedom 2030                                          67,628               --
Fidelity Retire Mmkt                                        1,237,554*              --
Spartan US Gg Index                                         1,559,308*              --
Brokeragelink                                                 146,413               --
Ofen Alger Small Cap RTM                                       28,693               --
Templeton Foreign A                                            16,512               --
                                                        -------------    -------------
                                                        $  23,481,297    $   8,143,689
                                                        =============    =============

      * Investments which represent 5 percent or more of total net assets available for benefits.


   The accompanying notes are an integral part of these financial statements.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
FORM 5500, SCHEDULE H, LINE 4i
DECEMBER 31, 2000
--------------------------------------------------------------------------------


3.       INVESTMENTS, Continued

         The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:



                                                         FOR THE YEAR ENDED
                                                            DECEMBER 31,
                                                   ----------------------------
                                                        2000            1999
                                                   ------------    ------------

     Mutual funds                                  $   (306,466)   $    216,000
     Chesapeake Energy Corporation Common Stock      12,817,353       1,717,141
                                                   ------------    ------------

                                                   $ 12,510,887    $  1,933,141
                                                   ------------    ------------

4.       NONPARTICIPANT - DIRECTED INVESTMENTS

         Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:




                                                       DECEMBER 31,
                                             ----------------------------------
                                                  2000                1999
                                             ---------------    ---------------

     Net assets - Chesapeake Energy
          Corporation common stock           $    17,295,431    $     3,351,878
                                             ===============    ===============




                                                     FOR THE YEAR ENDED
                                                       DECEMBER 31,
                                             ----------------------------------
                                                  2000               1999
                                             ---------------    ---------------

     Changes in net assets:
          Contributions                      $     1,383,109    $     1,162,678
          Net appreciation                        12,817,353          1,717,141
          Benefits paid to participants             (236,770)          (269,000)
                                             ---------------    ---------------

                                             $    13,963,692    $     2,610,819
                                             ===============    ===============


5.       TAX STATUS

         The Plan obtained its latest determination letter on April 22, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan's financial statements.

   The accompanying notes are an integral part of these financial statements.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
FORM 5500, SCHEDULE H, LINE 4i
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                           DESCRIPTION OF INVESTMENT
                                            INCLUDING MATURITY DATE
  IDENTITY OF ISSUE, BORROWER,           RATE OF INTEREST, COLLATERAL,                                CURRENT
    LESSOR, OR SIMILAR PARTY                 PAR, OR MATURITY VALUE                 COST               VALUE
---------------------------------      -----------------------------------       -----------         -----------

*Chesapeake Energy
    Corporation                                   Common Stock                   $ 4,271,490         $17,295,431
Fidelity Equity Inc.                              Mutual Funds                            --             154,533
Fidelity Growth Co.                               Mutual Funds                            --             326,367
Fidelity OTC Port                                 Mutual Funds                            --             171,209
Fidelity Low Pr Stk                               Mutual Funds                            --             747,289
Fidelity Aggressive Growth                        Mutual Funds                            --             290,209
Fidelity Divers Intl                              Mutual Funds                            --             820,280
Fidelity Freedom Income                           Mutual Funds                            --               1,307
Fidelity Freedom 2000                             Mutual Funds                            --              21,449
Fidelity Freedom 2010                             Mutual Funds                            --             142,861
Fidelity Freedom 2020                             Mutual Funds                            --             125,177
Fidelity Freedom 2030                             Mutual Funds                            --              67,628
Fidelity Retire Mmkt                              Mutual Funds                            --           1,237,554
Spartan US Gg Index                               Mutual Funds                            --           1,559,308
Brokeragelink                                     Mutual Funds                            --             146,413
Ofen Alger Small Cap RTM                          Mutual Funds                            --              28,693
Templeton Foreign A                               Mutual Funds                            --              16,512
Participant Loans                            Interest Rates Ranging
                                               From 7.5% to 9.75%                         --             329,077
                                                                                 -----------         ------------

                                                                                 $ 4,271,490         $23,481,297
                                                                                 -----------         ------------


   The accompanying notes are an integral part of these financial statements.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
FORM 5500, SCHEDULE H, LINE 4j FOR THE YEAR ENDED
DECEMBER 31, 2000
--------------------------------------------------------------------------------




                                                                                                 CURRENT
                                                                       EXPENSE                   VALUE OF
  IDENTITY                                                            INCURRED                   ASSETS ON      NET
  OF PARTY    DESCRIPTION OF     PURCHASE      SELLING     LEASE        WITH         COST OF    TRANSACTION   GAIN OR
  INVOLVED        ASSET           PRICE         PRICE      RENTAL    TRANSACTION      ASSET         DATE       (LOSS)
------------  ---------------  ------------   ---------   --------  -------------   ----------  ------------  ---------

Fidelity      Chesapeake
  Investments   Energy Common
                  Stock:
                    Purchases  $ 1,830,124    $      --   $     --  $         --    $1,830,124  $  1,830,124  $      --
                      Sales             --      745,802         --            --       381,472       745,802    364,330


   The accompanying notes are an integral part of these financial statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          CHESAPEAKE ENERGY CORPORATION
                          SAVINGS AND INCENTIVE STOCK BONUS
                          PLAN



                          /s/ Mary Whitson
                          ------------------------------------
                          Mary Whitson, Trustee

Date:  July 13, 2001

                                  EXHIBIT INDEX



EXHIBIT                                                            DESCRIPTION
-------                                                            -----------


23.1...................................................Consent of PriceWaterhouseCoopers LLP